UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

February 28, 2008



Veena K. Jain
Drinker Biddle & Reath LLP
191 North Wacker Drive
Suite 3700
Chicago, IL 60606-1698

Re: Northern Institutional Funds— Diversified Assets Portfolio, Liquid Assets Portfolio and Prime Obligations Portfolio (File No. 811-03605) and Northern Funds— Money Market Fund (File No. 811-08236)

Dear Ms. Jain:

Your letter of February 21, 2008 requests our assurance that we would not recommend that the Commission take any enforcement action under Sections 17(a)(1)[1], 17(d)[2] and 12(d)(3)[3] of the Investment Company Act of 1940 (the "Act") if Northern Institutional Funds and Northern Funds (each a "Trust" and together, the "Trusts") and Northern Trust Corporation ( "NTC") enter into the arrangement summarized below and more fully described in the letter. NTC is the indirect parent of the Trusts' investment adviser, Northern Trust Investments, N.A. (the "Adviser").

1 Section 17(a)(1) generally makes it unlawful for any affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, to knowingly sell any security or other property to the registered investment company.

2 Section 17(d) generally makes it unlawful for any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal to effect any transaction in which the registered investment company is a joint or joint and several participant with such person in contravention of rules and regulations adopted by the Commission.

3 Section 12(d)(3) generally makes it unlawful for any registered investment company to acquire any security issued by, or any interest in the business of, any broker-dealer, any person engaged in the business of underwriting, or an investment adviser of an investment company, or an investment adviser registered under the Investment Advisers Act of 1940.

[redacted]

Each Trust is an open-end management investment company that is registered with the Commission under the Act. The Diversified Assets Portfolio, Liquid Assets Portfolio and Prime Obligations Portfolio are series of the Northern Institutional Funds, and the Money Market Fund is a series of the Northern Funds (each a "Fund" and together, the "Funds"). Each Fund is a money market fund that seeks to maintain a stable net asset value per share of $1.00 and uses the amortized cost method of valuation in valuing its portfolio securities as permitted by rule 2a-7 under the Act. You state that each Fund holds notes ("Notes") issued by Whistlejacket Capital LLC and White Pine Finance LLC, both of which are structured investment vehicles. You state that because of recent downgrades in the Notes, they no longer qualify as Eligible Securities, as defined in rule 2a-7 under the Act. You state further each Trust's Board of Trustees (the "Board"), including a majority of the trustees who are not "interested persons" as that term is defined in section 2(a)(19) of the Act, has determined that, due to unfavorable market conditions, it currently is not in the interests of the Funds to sell the Notes.

You state that in order to limit the potential losses that the Funds may incur upon the ultimate disposition of the Notes, NTC and each Trust seek to enter into a Capital Support Agreement on behalf of each Fund (each an "Agreement" and collectively, the "Agreements"), a form of which was provided to the staff. You represent with respect to each Agreement:

(i) the Agreement would obligate NTC to make a cash contribution to the beneficiary Fund (up to the maximum amount specified in the Agreement) sufficient to restore the Fund's net asset value to the minimum permissible net asset value specified in the Agreement;

(ii) the Agreement would be entered into at no cost to the beneficiary Fund, and NTC would not obtain any shares or other contribution from the Fund in exchange for its contribution;

(iii) if the Agreement is deemed to be a security within the meaning of section 2(a)(36) of the Act, it would qualify as an Eligible Security (as defined in rule 2a-7 under the Act) because NTC has received a rating in one of the two highest short-term categories from a Nationally Recognized Statistical Rating Organization with respect to a class of debt obligations that is comparable in priority and security to the Agreement;

(iv) pursuant to delegated authority, the Adviser has determined that the Agreement presents minimal credit risks with respect to beneficiary Fund;

(v) each Fund will sell of its Notes promptly following a downgrade in NTC's short-term credit ratings such that the NTC's obligations no longer qualify as First Tier Securities (as defined in rule 2a-7 under the Act) or on the business day immediately prior to the termination date specified in the Agreement; and

(vi) the Board of the relevant Trust has reviewed the Agreement and concluded that entering into the Agreement is in the best interests of the beneficiary Fund and its shareholders.

On the basis of the facts and representations in your letter, we will not recommend enforcement action under Sections 17(a)(1), 17(d) and 12(d)(3) of the Act if NTC and each of the Trust, on behalf of the Funds, enter into the arrangement summarized above and more fully described in your letter.[4] You should note that any different facts or representations might require a different conclusion. Moreover, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the issues presented.[5]

We understand that your request for confidential treatment under 17 CFR 200.81(b) has been withdrawn.[6]

Very truly yours,

Dalia Osman Blass
Senior Counsel

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4 This letter confirms oral no-action relief provided by the undersigned to Veena K. Jain on February 21, 2008.

5 The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. Investment Company Act Release No. 22587 (Mar. 27, 1997) n. 20. In light of the very fact-specific nature of the Trusts' request, however, the position expressed in this letter applies only to the entities seeking relief, and no other entity may rely on this position. Other funds facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

6 NTC publicly announced the proposed arrangement on February 22, 2008.

DrinkerBiddle&Reath LLP

*Law Offices*

191 North Wacker Drive
Suite 3700
Chicago, IL
60606-1698

312-569-1000 phone
312-569-3000 fax
www.drinkerbiddle.com

CALIFORNIA
DELAWARE
ILLINOIS
NEW JERSEY
NEW YORK
PENNSYLVANIA
WASHINGTON DC
WISCONSIN

*Established 1849*

**CONFIDENTIAL TREATMENT REQUESTED BY NORTHERN FUNDS AND NORTHERN INSTITUTIONAL FUNDS UNDER RULE 81(b) , 17 C.F.R. 81(b)**

**Investment Company Act of 1940— Sections 12(d)(3), 17(a)(1), and 17(d)**

February 21, 2008

Mr. Robert E. Plaze
Associate Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Northern Institutional Funds and Northern Funds – Money Market Funds

Dear Mr. Plaze:

We are counsel to the Northern Institutional Funds and Northern Funds (each, a "Trust," and collectively, the "Trusts"), each of which is a Delaware statutory trust registered with the U.S. Securities and Exchange Commission (the "Commission") as an open-end investment company under the Investment Company Act of 1940 (the "1940 Act"). We are writing to seek assurance from the staff of the Division of Investment Management ("Division") that it will not recommend enforcement action to the Commission under Sections 12(d)(3), 17(a)(1) or 17(d) of the 1940 Act, or the rules thereunder, if each Trust and Northern Trust Corporation ("NTC"), the indirect parent of the Trusts' investment adviser, Northern Trust Investments, N.A. ( the "Adviser"), enter into and carry out the arrangements described below.

The Diversified Assets Portfolio, Liquid Assets Portfolio and Prime Obligations Portfolio are series of the Northern Institutional Funds, and the Money Market Fund is a series of the Northern Funds (each a "Fund," and collectively, the "Funds"). As money market funds, each Fund seeks to maintain a stable net asset value per share of $1.00, and uses the amortized cost method of valuation in valuing its portfolio securities pursuant to Rule 2a-7 under the 1940 Act.

Currently, each Fund holds Notes (the "Notes") issued by Whistlejacket Capital LLC and White Pine Finance LLC. Because of recent ratings downgrades in the Notes, they no longer qualify as Eligible Securities (within the meaning of Rule 2a-7). In accordance with Rule 2a-7(c)(6)(ii), each Trust's board of trustees (each a "Board" and collectively, the "Boards"), including a majority of the trustees who are not "interested persons" as that term is defined in Section 2(a)(19) of the 1940 Act ("Independent Trustees"), have determined that, due to unfavorable general market conditions, it currently is not in the interest of any of the Funds to sell the Notes.

To limit the potential losses that a Fund may incur upon the ultimate disposition of the Notes, NTC proposes to enter into a Capital Support Agreement, on behalf of each Fund, with the applicable Trust (each an "Agreement," and collectively, the "Agreements"), at no cost to any Trust or Fund, that would prevent any losses realized on the Notes (collectively with any notes received in exchange for the Notes that do not qualify as "Eligible Securities" under Rule 2a-7, "Eligible Notes") from causing a Fund's market based net asset value per share ("NAV") to fall below the minimum permissible NAV ("Minimum Permissible NAV") specified in each Agreement. Generally, upon a sale or other ultimate disposition of an Eligible Note, each Agreement would obligate NTC to make a cash contribution to the applicable Fund (up to the maximum amount specified in the Agreement) sufficient to restore the Fund's NAV to the Minimum Permissible NAV. NTC would not obtain any shares or other consideration from the Fund for its contribution; and the Fund would agree to retain the contribution and not to include it in any dividends or distributions. NTC has a First Tier credit rating.[1]

Each Board has been advised by the Adviser that the maximum contribution amount specified in an Agreement with respect to each Fund would be sufficient as of the date of the Agreement to ensure that the net asset value of the Fund does not fall below the Minimum Permissible NAV as a result of any decrease in the value of the Notes held by the Fund. Each Board has reviewed the relevant Agreement(s) and has concluded that entering into an Agreement is in the best interest of each of the Funds and its shareholders.

Each of the Agreements will be in the form that we have provided to you. Any securities received in exchange for the Notes that qualify as Eligible Securities under Rule 2a-7 (or any Notes that qualify again as Eligible Securities) will not be subject to the Agreements. Each Fund will sell the Eligible Notes (i) promptly following any change in NTC's short term credit ratings such that NTC's obligations no longer qualify as First Tier Securities as defined in paragraph (a)(12) of Rule 2a-7, or (ii) on the business day

[1] We note that each Agreement may be deemed to be a "security" within the meaning of Section 2(a)(36) of the 1940 Act. If deemed to be a security, we believe that each Agreement would be an "Eligible Security" under Rule 2a-7(a)(10) under the 1940 Act based on the conclusion that NTC has received a rating from a Nationally Recognized Statistical Rating Organization (NRSRO) in one of the two highest short-term categories with respect to a class of debt obligations (or any debt obligation within that class) that is comparable in priority and security with the Agreement. In addition, the Adviser has determined, pursuant to delegated authority, that each Agreement presents minimal credit risks in accordance with Rule 2a-7(c)(3)(i) under the 1940 Act.

immediately prior to July 31, 2008. NTC's obligations to make a cash contribution under an Agreement with respect to a Fund will terminate upon the earlier of (i) NTC having made cash contributions to that Fund equal to the maximum contribution specified in the Agreement; (ii) that Fund no longer holding Eligible Notes; or (iii) July 31, 2008.

NTC is an "affiliated person" or an "affiliated person of an affiliated person" of each Fund under Section 2(a)(3) of the 1940 Act because it is the indirect parent company of the investment adviser to each Fund. The issuance of an Agreement to a Fund may be subject to Section 17(a)(1) of the 1940 Act, which makes it unlawful for any affiliated person of a registered investment company (or any affiliated person of such person) acting as principal knowingly to sell any security or other property to the investment company. The proposed arrangement may also fall within Section 17(d) of the 1940 Act, which makes it unlawful for any affiliated person (or any affiliated person of such person) of a registered investment company to effect any transaction in which such registered investment company is a joint, or joint and several participant, with such person in contravention of rules adopted by the Commission.

NTC's operations include subsidiaries that act as broker/dealers and investment advisers registered with the Commission. The issuance of an Agreement by NTC to the applicable Fund may be, therefore, subject to Section 12(d)(3) of the 1940 Act, which makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by or any other interest in the business of any person who acts as a broker, dealer or registered investment adviser. A Fund could not rely upon the exemption provided under Rule 12d3-1 because the exemption does not extend to affiliated persons of a Fund's investment adviser.

On behalf of each Trust and NTC, we hereby request that the Division staff give its assurance that it will not recommend the Commission take enforcement action under Section 17(a)(1), Section 17(d) or Section 12(d)(3) of the 1940 Act, or rules thereunder, if each Trust and NTC entered into each of the applicable Agreements as described above.

Pursuant to 17 C.F.R. 200.81(b), we respectfully request that this request and the response be accorded confidential treatment until 120 days from the date of the response or such earlier date as the staff of the Division of Investment Management is advised that all information in this letter has been made public. This request for confidential treatment is made for the reason that certain facts set forth in the letter have not been made public and premature disclosure might adversely affect the Trusts.

If you have any questions or other communications concerning this matter, please call the undersigned at 312.569.1167.

Very truly yours,

Veena K. Jain

Veena K. Jain, Esq.

VKJ/ane

cc: Lloyd Wennlund
Richard P. Strubel
Craig R. Carberry, Esq.
Diana E. McCarthy, Esq.

END